[redacted]

SECU 15047954 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C.
194 SECTION

| SEC FILE NUMBER |
|---|
| 8-14148 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunset Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3520 Broadway
(No. and Street)

| Kansas City | Missouri | 64111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly T. Ullom — 816-753-7000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

| 1000 Walnut, Suite 1000 | Kansas City | Missouri | 64106 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Kelly T. Ullom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunset Financial Services, Inc., as of February 26, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

Executive Officer

Title

Notary Public

NOTARY SEAL — HEATHER S. WELCH — NOTARY PUBLIC — STATE OF MISSOURI

HEATHER S. WELCH
Notary Public - State of Missouri
Jackson County
My Commission Expires Oct 31, 2018
Commission # 14961583

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Sunset Financial Services, Inc.*

Financial Statements
and
Supplemental Schedules

# December 31, 2014

# SUNSET FINANCIAL SERVICES, INC.
# STATEMENT OF FINANCIAL CONDITION
## December 31, 2014
(amounts in thousands, except share data)

| | | |
|---|---|---|
| **ASSETS** | | |
| Real estate investment trusts, at fair value (cost $132) | $ | 51 |
| Cash and cash equivalents | | 2,780 |
| Accounts receivable | | 1,640 |
| Deposit with FINRA | | 119 |
| State tax receivable | | 58 |
| Total assets | $ | 4,648 |
| **LIABILITIES** | | |
| Commissions payable | $ | 89 |
| Due to affiliated entities | | 300 |
| Accounts payable | | 184 |
| Income tax payable | | 39 |
| Deferred tax liability | | 522 |
| Other liabilities | | 17 |
| Total liabilities | | 1,151 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, par value $10 per share; authorized, 50,000 shares; issued and outstanding, 5,000 shares | | 50 |
| Additional paid in capital | | 4,300 |
| Retained deficit | | (853) |
| Total stockholder's equity | | 3,497 |
| Total liabilities and stockholder's equity | $ | 4,648 |

*See accompanying Notes to Financial Statements.*

# SUNSET FINANCIAL SERVICES, INC.
## STATEMENT OF OPERATIONS
### Year ended December 31, 2014
(amounts in thousands)

| | | |
|---|---|---|
| **REVENUES** | | |
| Proprietary revenue | $ | 126 |
| Override revenue | | 143 |
| Earnout revenue | | 60 |
| Investment income, net | | 9 |
| Total revenues | | 338 |
| **EXPENSES** | | |
| Administrative fees | | 293 |
| Legal and other operating expenses | | 447 |
| | | 740 |
| Loss from continuing operations before income taxes | | (402) |
| Income tax benefit | | 189 |
| **NET LOSS FROM CONTINUING OPERATIONS** | $ | (213) |
| **DISCONTINUED OPERATIONS** | | |
| Earnings from operations of discontinued operations including gain on disposal of $3,135) | $ | 3,061 |
| Income tax expense | | (1,118) |
| Earnings from discontinued operations | | 1,943 |
| **NET INCOME** | $ | 1,730 |

*See accompanying Notes to Financial Statements.*

# SUNSET FINANCIAL SERVICES, INC.
## STATEMENT OF STOCKHOLDER'S EQUITY
## Year ended December 31, 2014
(amounts in thousands)

| | | |
|---|---|---|
| **COMMON STOCK**, beginning and end of year | $ | 50 |
| **ADDITIONAL PAID IN CAPITAL**, beginning and end of year | | 4,300 |
| **RETAINED DEFICIT** | | |
| Beginning of year | | (2,583) |
| Net income | | 1,730 |
| End of year | | (853) |
| **STOCKHOLDER'S EQUITY** | $ | 3,497 |

*See accompanying Notes to Financial Statements.*

# SUNSET FINANCIAL SERVICES, INC.
## STATEMENT OF CASH FLOWS
## Year ended December 31, 2014
(amounts in thousands)

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net income | $ | 1,730 |
| Less earnings from discontinued operations | | (1,943) |
| Adjustments to reconcile net income to net cash used: | | |
| Investment income | | (4) |
| Changes in assets and liabilities: | | |
| Accounts receivable | | 278 |
| Deposit with FINRA | | (97) |
| Income taxes | | (172) |
| Commissions payable | | (617) |
| Due to affiliated entities | | (123) |
| Other accounts payable | | (21) |
| Other liabilities | | (21) |
| Cash used for operating activities - continuing operations | | (990) |
| Cash provided by operating activities - discontinued operations | | (73) |
| Net cash used for operating activities | | (1,063) |
| **INVESTING ACTIVITIES** | | |
| Proceeds from sale of fixed maturity security | | 316 |
| Cash from investing activities - continuing operations | | 316 |
| Proceeds from sale of discontinued operations | | 1,622 |
| Net cash provided from investing activities | | 1,938 |
| Increase in cash and cash equivalents | | 875 |
| Cash and cash equivalents at beginning of year | | 1,905 |
| Cash and cash equivalents at end of year | $ | 2,780 |

*See accompanying Notes to Financial Statements.*

***1. Nature of Operations and Significant Accounting Policies***

**Business**
Sunset Financial Services, Inc. (the Company) is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a brokerage firm and investment adviser firm with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company wholesales and markets variable life and annuity products for Kansas City Life.

**Basis of Presentation**
The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP).

**Use of Estimates**
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

**Business Change**
On November 14, 2014 the Company completed the sale of certain accounts under an asset purchase agreement with Securities America, Inc. (SAI), a subsidiary of Ladenburg Thalmann Financial Services, Inc., (NYSE MKT: LTS). Under this agreement, approximately 210 registered representatives in 48 states plus the District of Columbia, with approximately $16.2 million in annual gross revenue, transitioned from the Company to SAI. See note 9, Discontinued Operations, for additional information. The remaining representatives and advisors of the Company conduct business under the name "KCL Services Company," through an Office of Supervisory Jurisdiction branch of SAI. The Company will continue to provide underwriting and distribution services to Kansas City Life related to its variable life insurance products.

**Cash and Cash Equivalents**
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents.

**Investments – Real Estate Investment Trusts**
Real estate investment trusts are reported at fair value as a trading portfolio. No independent third party pricing service is available and there is limited or no observable market data. Fair values are calculated using the Company's own estimates.

**Revenue Recognition**
Proprietary revenues are related to variable products revenue net of related expense and are recorded weekly as recorded by Kansas City Life. In connection with the asset purchase agreement with SAI discussed above in the "Business Change" section, override revenues are calculated based upon a contractual percentage of the gross dealer concessions (GDC) and are recorded by the Company weekly as recorded by SAI. See note 9, Discontinued Operations, for additional information regarding earnout revenue.

**Income Taxes**
The Company files a consolidated federal tax return with other insurance and non-insurance affiliates of Kansas City Life. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using tax rates expected at the time of their reversal. Income taxes receivable are deducted in computing net capital in accordance with Rule 15c3-1(c)(2)(iv)(C)/02.

(amounts in thousands)

**Agreement with Clearing Broker**
Prior to the business change discussed above, the Company acted as an introducing broker/dealer and cleared all general securities transactions with and for customers on a fully disclosed basis with National Financial Services. Under this arrangement the Company was exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule. After discontinuing retail operations the company is exempt from rule from Rule 15c3-3 of the SEC under paragraph (k)(1).

**New Accounting Pronouncements**
In April 2014, the FASB issued guidance regarding reporting discontinued operations and expanded disclosures for disposals of components of an entity. The new guidance changes the definition of discontinued operations by limiting discontinued operations reporting to significant disposals that represent strategic shifts that have, or will have, a major effect on an entity's operations and financial results. The guidance requires an entity to present the assets and liabilities of a disposal that qualifies as a discontinued operation to be reported separately in the asset and liability sections of the statement of financial condition. Additional disclosures are required for discontinued operations and new disclosures are required for individually material disposal transactions that do not meet the definition of a discontinued operation. The guidance is effective for entities with annual periods beginning on or after December 15, 2014, with early adoption permitted. The Company adopted this guidance during the third quarter of 2014 which resulted in the transaction with Securities America to be recorded as a discontinued operation. See note 9 for the impact of the adoption.

**Other Regulatory Activity**
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) was passed in July of 2010. This Act focuses on financial reform, specifically changes to derivatives regulation, regulatory framework for executive pay, corporate governance, investor protection, clawback provisions, mortgage reform, and numerous other issues. During 2014 the SEC issued updates to this Act, some of which requires certain regulatory actions to be taken by the Company. However, none of the requirements impacted the Company's financial statements or reporting in any significant manner. The Company will continue to assess the information contained in the Act as additional guidance becomes available and as additional implications are clarified. The Company expects that additional disclosures will become required and additional costs may be associated with the Act as these changes are promulgated.

***2. Going Concern***

The Company is currently a defendant in two FINRA arbitration proceedings related to the sale of its products. It is not possible to predict the ultimate outcome of these pending legal proceedings or to reasonably estimate the ranges of potential losses related thereto. See note 8, Contingencies, for additional information.

These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. If as a result of losses from litigation the Company was to fail to meet regulatory net capital requirements, it would be required to raise additional capital to continue operations. Although the Company's parent may assist from time to time with funding for the Company, there can be no assurance that the Company will be successful in obtaining additional capital. The accompanying financial statements do not contain any adjustments that might be necessary as a result of this uncertainty.

***3. Investments***

**Investment Income**
Investment income is comprised of interest and dividend income, and the change in fair value for real estate investment trusts. Realized gains and losses on the sale of investments are determined on the basis of the specific identification method. The Company sold its sole fixed maturity investment in 2014 and had no fixed maturity investment securities as of December 31, 2014.

(amounts in thousands)

### *4. Fair Value Measurements*

**Fair Values Hierarchy**
The Company categorizes its financial assets and liabilities measured at fair value in three levels, based on the inputs and assumptions used to determine the fair value. These levels are as follows:

Level 1 - Valuations are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Valuations may be obtained from third-party pricing services or inputs that are observable or derived principally from or corroborated by observable market data.

Level 3 - Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models, spread-based models, and similar techniques, using the best information available in the circumstances.

**Determination of Fair Value**
The carrying amount of cash and cash equivalent investments approximates their fair values. The fair values for real estate investment trusts are based on the Company's own estimates and are categorized as level 3. These estimates are based on net asset value (NAV) of the investment with liquidity discounts for the economic and competitive environment, unique characteristics of the asset and other pertinent factors. These estimates cannot be determined with precision and may not be realized in an actual sale and there may be inherent weakness in any valuation technique.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014:

| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Real estate investment trusts | $ 51 | $ - | $ - | $ 51 |

There were no transfers between levels in 2014.

### *5. Federal Income Taxes*

The components of income tax expense (benefit) on operations in 2014 are as follows:

| | Continuing Operations | Discontinued Operations | Total |
|---|---|---|---|
| Current income tax expense (benefit) | $ (194) | $ 234 | $ 40 |
| Deferred income tax expense | 5 | 884 | 889 |
| Total income tax expense (benefit) | $ (189) | $ 1,118 | $ 929 |

Total income tax benefit on income from operations is equal to 35% of income before income tax expense. The effective income tax rate of 35% is equal to the statutory rate of 35%.

(amounts in thousands)

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

| | Continuing Operations | Discontinued Operations | Total |
|---|---|---|---|
| Deferred tax assets: | | | |
| Trading investment losses, net | $ 28 | $ - | $ 28 |
| Total | $ 28 | $ - | $ 28 |
| Deferred tax liabilities: | | | |
| Deferred Revenue | - | (550) | (550) |
| Total | $ - | $ (550) | $ (550) |
| Deferred tax asset (liabilities), net | $ 28 | $ (550) | $ (522) |

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2014, as management believes the Company will more likely than not realize the benefit of its deferred tax asset.

The Company did not have any unrecognized tax benefits at December 31, 2014. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. In 2014, the Company did not recognize any expense related to interest and penalties.

### *6. Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,571, which was in excess of its required net capital of $77. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1. See Schedule I for additional information.

### *7. Related Party Transactions*

Pursuant to terms of an agreement, Kansas City Life furnishes certain administrative services, including but not limited to legal, accounting, human resources, information technologies and fixed assets to the Company. The administrative fees for providing such items amounted to $2,193. The cost of these services is determined based upon internal cost studies performed by Kansas City Life on behalf of the Company, which may be different than if the services were either provided by an unrelated third party or from the Company. Also in accordance with the agreement, Kansas City Life pays certain operating expenses on behalf of the Company. The Company reimburses Kansas City Life for these expenses, which in 2014 amounted to $346. At December 31, 2014, the Company had an accounts payable due to affiliates of $300.

Prior to the business change, the Company executed brokerage transactions for Kansas City Life and Sunset Life Insurance Company of America and recorded brokerage commissions of $3,098 related to these transactions with an equal and offsetting commission expense. Other affiliated revenues amounted to $126.

***8. Contingencies***

The Company is currently a defendant in certain legal proceedings described below. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. The matters referred to below are at stages where the Company does not have sufficient information to make an assessment of the claims for liability or damages. The claimants are seeking undefined amounts of damages or other relief, which are difficult to quantify and cannot be estimated based on the information currently available. Additionally, based on the events over the last year involving these matters, the Company does not have sufficient information at present to be able to determine the likelihood or amount of an outcome, but the resolution of any of these matters could have a material adverse effect on its financial position, results of operations, or cash flows.

The Company has two complaints to be heard in arbitration proceedings under FINRA rules. These complaints, which include tenant-in-common investments in real estate and private placement transactions in oil and gas and real estate, allege most if not all of the following: that the product was unsuitable for the particular investor; that the representative and/or the Company engaged in misrepresentation, unfair trade practices, breach of fiduciary duty, breach of contract, and fraud; and that the Company failed to supervise the representative.

The specific claims currently pending include:

1) A claim filed in Texas in August 2013 related to a real estate investment trust and two oil and gas investments; and

2) A claim filed in Missouri in February 2014 related to a real estate private placement product.

The Company is currently the defendant in an action in Missouri state court, under which its errors and omissions carrier is seeking a declaratory judgment that the insurer is not liable for a claim that has now been paid by the Company. While the action by the insurer only seeks to recognize non-payments of costs already incurred and booked by the Company, the Company has filed a counterclaim seeking damages related to what the Company considers to be the bad faith denial of that claim by the insurer. If successful, the Company could recover not only the already incurred costs related to the claim but also additional monies in the form of damages related to that denial. The lower court found in favor of the insurer, but the Company has appealed that ruling.

The process for all of the above claims are in the varying stages, but the likelihood of success of the plaintiffs or the Company is difficult to quantify and cannot be estimated based on the information currently available.

The Company is also subject to regulation under the federal securities laws administered by the SEC. Federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and FINRA examine or investigate the activities of the Company. These examinations often focus on the activities of the registered representatives and registered investment advisors doing business through that entity. It is possible that any examination may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations. As of December 31, 2014, the Company had no open FINRA examinations.

(amounts in thousands)

### *9. Discontinued Operations*

On July 21, 2014, Kansas City Life, the parent company, issued a Form 8-K announcing the sale of certain assets of the Company to SAI. On November 14, 2014, the sale closed and as stipulated in the purchase agreement, the Company's sales representatives and their respective accounts transitioned to SAI, effectively terminating the Company's retail broker dealer operations. This purchase agreement resulted in a $3,135 pre-tax gain at the close of the transaction. The agreement also includes an earnout agreement where the Company will receive three annual earnout payments beginning in November 2015 equal to 3% of the GDC over each payment's proceeding twelve months. This payment is expected to be less than $0.5 million annually before applicable expenses and taxes.

The continuing operations of the Company will provide underwriting and distribution services to its parent, Kansas City Life, related to its variable life insurance products. The Company will also continue to service and support closed blocks of variable life and annuity products on behalf of Kansas City Life.

The following table is a reconciliation of the major classes of line items constituting profit of discontinued operations:

| | | |
|---|---|---|
| Unaffiliated commissions, other revenue | $ | 13,512 |
| Less commission fees | | (11,685) |
| Less administrative fees | | (1,901) |
| Earnings from operations of discontinued operations | | (74) |
| Gain on disposal of the discontinued operation | | 3,135 |
| Earnings from discontinued operations, before income tax | | 3,061 |
| Income tax expense | | (1,118) |
| Earnings from discontinued operations presented in the statement of operations | $ | 1,943 |

### *10. Subsequent Events*

Subsequent events have been evaluated through February 27, 2015, the date that the financial statements have been issued.

# SUNSET FINANCIAL SERVICES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## SCHEDULE I
## December 31, 2014

(amounts in thousands)

| | | |
|---|---|---|
| Total stockholder's equity | $ | 3,497 |
| Non-allowable assets | | 1,868 |
| Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D)) | | 58 |
| Net Capital | | 1,571 |
| Minimum requirement | | 77 |
| Excess | $ | 1,494 |
| **AGGREGATE INDEBTEDNESS** | | |
| Due to affiliated entities | $ | 300 |
| Other liabilities | | 851 |
| Aggregate indebtedness | $ | 1,151 |
| Ratio of aggregate indebtedness to net capital | | 0.73 to 1 |

**Statement regarding Rule 17a-5(d)(4)**

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2014

## SUNSET FINANCIAL SERVICES, INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXHANGE COMMISSION
## SCHEDULE II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. The Company clears transactions through National Financial Services.

# SUNSET FINANCIAL SERVICES, INC.
# INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXHANGE COMMISSION
# SCHEDULE III

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. The Company clears transactions through National Financial Services.

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Sunset Financial Services, Inc. as of December 31, 2014, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

**Emphasis of Matter**

The accompanying financial statements have been prepared assuming that Sunset Financial Services, Inc. will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations in addition to unresolved legal proceedings that could result in substantial costs to the Company and have a material adverse effect on the Company's business, financial condition, net capital, and results of operations. At December 31, 2014, these circumstances raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

KPMG

**Other Matter**

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 27, 2015

Amended

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014148 FINRA DEC
Sunset Financial Services, Inc.
3520 Broadway
P.O. Box 219365
Kansas City, MO 64121-9365

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 2,713 |
| B. Less payment made with SIPC-6 filed (exclude interest) 7/30/14 & 2/19/15 (Original SIPC-7) Date Paid | | ( 2,733 ) |
| C. Less prior overpayment applied | | ( ) |
| D. Assessment balance due or (overpayment) | | (20) |
| E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ (20) |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 0 | |
| H. Overpayment carried forward | $( 20 ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sunset Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 15.

Vice President - Executive Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $20,003,479 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 15,722,911 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sale of accounts to Securities America (Deductions in excess of $100,000 require documentation) | $3,195,281 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 18,918,192 |
| 2d. SIPC Net Operating Revenues | $1,085,287 |
| 2e. General Assessment @ .0025 | $2,713 |
| | (to page 1, line 2.A.) |

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Sunset Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Sunset Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2015

# Sunset Financial Services, Inc. Exemption Report

**For the year ended December 31, 2014**

**Sunset Financial Services** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year with exception of one instance where customer funds were not transmitted by noon of the next business day after receipt.

The table below identifies each exception, the approximate date(s) on which the exception existed, amount, and nature of each exception.

| Date Received | Date Transmitted | Amount | # Business Days from Deposit | Nature of Exception |
|---|---|---|---|---|
| 8/4/14 | 9/11/14 | 155.00 | 29 | Deposit made without accompanying detail. Addressed during the month end reconciliation process. Detail was obtained and amount transmitted. |

I, Kelly Ullom, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vice President - Executive Officer
February 27, 2015

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Sunset Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Sunset Financial Services, Inc.'s Exemption Report (the Exemption Report), in which (1) Sunset Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 27, 2015